

13013674

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549   SEC

Mail Processing

ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111 MAR - 1 2013

Washington DC
402

SEC FILE NUMBER

8- **67570**

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____**01/01/12**_____ AND ENDING _____**12/31/12**_____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Bridge Capital Associates, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

127 Main Street
(No. and Street)

Lilburn	**GA**	**30047**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Carrie Wisniewski   **(770) 923-9632**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – if individual, state last, first, middle name)

900 Circle 75 Parkway SE, Suite 1100	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

KH
3/14

OATH OR AFFIRMATION

I, __Carrie Wisniewski_____, swear (or affirm) that, to the best of my

knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Bridge Capital Associates, Inc._____, as

of ____December 31____, __2012__, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Carrie Wisniewski
Signature

President
Title

Tiffany Messenger
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).

BRIDGE CAPITAL ASSOCIATES, INC.
Financial Statements
December 31, 2012
With
Independent Auditor's Report

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT AUDITOR'S REPORT

To the Owner
Bridge Capital Associates, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Bridge Capital Associates, Inc. which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, stockholder's equity, and cash flows for the year then ended, and the related notes to the financial statements that are to be filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bridge Capital Associates, Inc. as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Supplemental Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission.

Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

February 27, 2013
Atlanta, Georgia

RUBIO CPA, PC

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

	2012
Cash and cash equivalents	$ 424,759
Accounts receivable	446,211
Prepaid expenses	44,985
Equipment and leasehold improvements, net of depreciation of $18,004	-
Total Assets	**$ 915,955**

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accounts payable and accrued liabilities	$ 561,959
Distribution payable	50,000
Due to stockholder	380
Due to related parties	18,660
Note payable – insurance	10,578
Deferred revenue	60,683
Total Liabilities	**702,260**
STOCKHOLDER'S EQUITY	**213,695**
Total Liabilities and Stockholder's Equity	**$ 915,955**

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2012

	2012
REVENUES	
Commissions	$ 4,576,458
Fees from branches and brokers	416,278
Interest income	139
Total revenues	4,992,875
GENERAL AND ADMINISTRATIVE EXPENSES	
Commissions and fees	4,027,837
Employee compensation and benefits	212,779
Occupancy	21,790
Other operating expenses	605,384
Total expenses	4,867,790
NET INCOME	$ 125,085

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2012

	2012
CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 125,085
Adjustments to reconcile net income to net cash used by operations:	
Depreciation	7,828
Decrease in accounts receivable	195,683
Decrease in accounts payable and accrued liabilities	(518,717)
Decrease in prepaid expenses and other assets	5,788
NET CASH USED BY OPERATING ACTIVITIES	(184,333)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of office equipment	(4,100)
NET CASH FLOW USED BY INVESTING ACTIVITIES	(4,100)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Distributions to stockholder	(74,455)
Decrease in due from related parties	29,255
Increase in due to related parties	19,040
NET CASH USED BY FINANCING ACTIVITIES	(26,160)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(214,593)
CASH AND CASH EQUIVALENTS BALANCE:	
Beginning of year	639,352
End of year	$ 424,759
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Interest paid	$ 1,671

The accompanying notes are an integral part of these financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2012

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2011	100	$ 100	$ 27,400	$ 135,565	$ 163,065
Net income				125,085	125,085
Distribution payable to stockholder				(50,000)	(50,000)
Distributions to stockholder				(24,455)	(24,455)
Balance, December 31, 2012	100	$ 100	$ 27,400	$ 186,195	$ 213,695

The accompanying notes are an integral part of these financial statements.

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business: Bridge Capital Associates, Inc. (the "Company"), a Georgia corporation, was organized in January 2007 and became broker-dealers in July 2007. The Company is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"). ·

The Company provides a full service brokerage firm platform for investment bankers and mergers and acquisitions professionals through an independent contractor business model that allows investment banking professionals to maintain their existing corporate identity and infrastructure with minimal modifications required in order to achieve full compliance with SEC, FINRA and state rules and regulations.

Cash and Cash Equivalents: The Company considers all cash and money market instruments with a maturity of ninety days or less to be cash and cash equivalents.

The Company maintains its demand deposits in a high credit quality financial institution. Balance at times may exceed federally insured limits.

Income Taxes: The Company has elected S corporation status. Income or losses of the Company flow through to the stockholder and no income taxes are recorded in the accompanying financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Thus, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

The Company, which files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, is no longer subject to U.S. federal income tax examination by tax authorities for years before 2009.

Estimates: Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

BRIDGE CAPITAL ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2012

NOTE A — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts Receivable: Accounts receivable are non-interest bearing uncollateralized obligations receivable from branches and brokers for desk fees that are due in accordance with the terms agreed upon.

The carrying amount of accounts receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all delinquent accounts receivable balances and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. Generally, customer and broker receivables are believed to be fully collectible; accordingly, no allowance for doubtful accounts is reflected in the accompanying financial statements.

NOTE B — NET CAPITAL

The Company, as a registered broker dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $88,037, which was $45,265 in excess of its required net capital of $42,772 and its ratio of aggregate indebtedness to net capital was 7.29 to 1.0.

Date of Management's Review: Subsequent events were evaluated through February 27, 2013, which is the date the financial statements were available to be issued.

NOTE C – RELATED PARTIES AND LEASE COMMITMENTS

The sole shareholder of the Company is also the sole shareholder of B/D Compliance Associates, Inc. (BDCA) and SEC Compliance Associates, Inc. (SEC) and serves as the sole member of Headstrong Properties, LLC (Headstrong).   BDCA and SEC are regulatory compliance consulting firms, and Headstrong owns the office building where the Company maintains its main office.

The Company has an expense sharing agreement with BDCA. Under the agreement, BDCA provides the Company with certain general and administrative support in exchange for fees. Expenses under the expense sharing agreement for 2012 were approximately $45,000. As of December 31, 2012, the Company owed $18,660 to BDCA arising from the expense sharing arrangement.

The Company declared distributions totaling $74,455 to its owner, of which $50,000 was unpaid at December 31, 2012.

NOTE C – RELATED PARTIES AND LEASE COMMITMENTS (CONTINUED)

The Company leases office space in the building owned by Headstrong for $1,500 monthly under a year to year lease. Rent expense under this lease agreement totaled $18,000 for the year ended December 31, 2012.

NOTE D – LINE OF CREDIT

The Company has a $50,000 revolving line of credit agreement with a bank, which expires on May 30, 2014. The line of credit bears interest at 5% per annum payable monthly, and is personally guaranteed by the stockholder. At December 31, 2012, there was no outstanding balance.

NOTE E – NOTE PAYABLE-INSURANCE

The note payable related to insurance premium financing requires monthly payments of principal and interest through April 2013.

SUPPLEMENTAL INFORMATION

SCHEDULE I
BRIDGE CAPITAL ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2012

NET CAPITAL:

Total stockholder's equity	$ 213,695
Less nonallowable assets:	
Prepaid expenses	(44,985)
Accounts receivable	(80,673)
	(125,658)
Net capital before haircuts	88,037
Less haircuts	-
Net capital	88,037
Minimum net capital required	42,772
Excess net capital	$ 45,265
Aggregate indebtedness, liabilities less unearned revenue	$ 641,577
Net capital based on aggregate indebtedness	$ 42,772
Ratio of aggregate indebtedness to net capital	7.29 to 1.0

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED
IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2012

There is no significant difference between net capital as reported in Part IIA of Form X-17a-5
and net capital reported above.

BRIDGE CAPITAL ASSOCIATES, INC.

SCHEDULE II
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

SCHEDULE III
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2012

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the rule.

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

**INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL
REQUIRED BY RULE 17a-5**

To the Stockholder
Bridge Capital Associates, Inc.

In planning and performing our audit of the financial statements of Bridge Capital Associates, Inc., for the year ended December 31, 2012, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Bridge Capital Associates, Inc., that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2012 to meet the Commission's objectives.

This report recognizes that it is not practicable in an organization the size of the Company to achieve all the division of duties and cross-checks generally included in a system of internal accounting control, and that alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

February 27, 2013
Atlanta, Georgia

RUBIO CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

900 Circle 75 Parkway
Suite 1100
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholder of Bridge Capital Associates, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Bridge Capital Associates, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Bridge Capital Associates, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Bridge Capital Associates, Inc.'s management is responsible for Bridge Capital Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2012 with the amounts reported in the Form SIPC-7 for the year ended December 31, 2012, noting no differences;
3. Compared adjustments reported in the Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

February 27, 2013

RUBIO CPA, PC

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended __12/31__ , 20 _12_
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Bridge Capital

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ __12,167__

    B. Less payment made with SIPC-6 filed (exclude interest)   (__2,857__)
     __7/18/2012__
     Date Paid

    C. Less prior overpayment applied   (_____)

    D. Assessment balance due or (overpayment)   __9,310__

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   _____

    F. Total assessment balance and interest due (or overpayment carried forward) $_____

    G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __9,310__

    H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the _____ day of _____ , 20 _____ .

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates:
   Postmarked   Received   Reviewed

Calculations _____   Documentation _____   Forward Copy _____

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1 1 , 20 12
and ending 12 31 , 20 12

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) · $ 4,866,803

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. _____

(2) Net loss from principal transactions in securities in trading accounts. _____

(3) Net loss from principal transactions in commodities in trading accounts. _____

(4) Interest and dividend expense deducted in determining item 2a. _____

(5) Net loss from management of or participation in the underwriting or distribution of securities. _____

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. _____

(7) Net loss from securities in investment accounts. _____

Total additions _____

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. _____

(2) Revenues from commodity transactions. _____

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. _____

(4) Reimbursements for postage in connection with proxy solicitation. _____

(5) Net gain from securities in investment accounts. _____

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. _____

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). _____

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

_____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $_____

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $_____

Enter the greater of line (i) or (ii) _____

Total deductions _____

2d. SIPC Net Operating Revenues $ 4,866,803

2e. General Assessment @ .0025 $ 12,167
(to page 1, line 2.A.)

2